UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Western Sizzlin Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

959542101
(CUSIP Number)

Sardar Biglari
THE LION FUND, L.P.
9311 San Pedro Avenue, Suite 1440
San Antonio, Texas 78216
(210) 344-3400
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 959542101

1	NAME OF REPORTING PERSON The Lion Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 934,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 934,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.89%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 959542101

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 934,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 934,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.89%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 959542101

1	NAME OF REPORTING PERSON Biglari, Sardar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 934,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 934,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.89%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 959542101

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5, dated October 22, 2009, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission, relating to the common stock, $.01 par value (the “Shares”) of Western Sizzlin Corporation, a Delaware corporation, as specifically set forth below.

Item 4 is hereby amended to add the following:

On October 22, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Steak n Shake Company, an Indiana corporation (“SNS”), and Grill Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SNS (“Merger Sub”). Under the terms of the Merger Agreement and subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer, with the Issuer being the surviving corporation in the merger (the “Merger”).

The Merger Agreement and related transactions are subject to the approval of the Issuer’s stockholders and certain other customary closing conditions, which are expected to be completed by the end of the fourth quarter of 2009 or the first quarter of 2010.

Concurrently with the execution of the Merger Agreement, in connection with the Merger Agreement, the Lion Fund entered into a voting agreement with SNS (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Lion Fund agreed to, among other things, vote all 934,215 shares of the Issuer’s common stock that it beneficially owns or exercises control and voting discretion over (i) in favor of the adoption of the Merger Agreement approval of the Merger or such other alternative structure as may be agreed upon by SNS to effect the transactions contemplated by the Merger Agreement that is no less favorable to the Lion Fund than the terms of the transactions presently contemplated by the Merger Agreement; and (ii) against the consummation of any Superior Proposal (as such term is defined in the Merger Agreement) or any action, proposal, agreement or transaction that would result in a breach in any respect of any covenant, representation or warranty of Issuer’s contained in the Merger Agreement, which would reasonably be expected to result in any of the conditions of the Issuer’s obligations thereunder not being fulfilled or would impede or interfere with the Merger.  The Lion Fund also agreed to certain transfer restrictions with respect to the Shares subject to the Voting Agreement and agreed to hold such Shares free and clear of any liens.

The Voting Agreement will terminate and have no further force or effect upon the date on which the Merger Agreement is terminated in accordance with its terms.

This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed or incorporated by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 959542101

Item 5 is hereby amended and restated to read as follows:

(a-e)  The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,840,384 Shares outstanding, which is the total number of Shares outstanding as of October 22, 2009, as set forth in the Merger Agreement.

As of the date hereof, each of the Lion Fund, BCC and Sardar Biglari may be deemed to be the beneficial owner of 934,215 Shares or 32.89 % of the Shares of the Issuer.

The Lion Fund, BCC and Sardar Biglari have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 934,215 Shares.

The Lion Fund, BCC and Sardar Biglari have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 934,215 Shares.

Except as set forth or incorporated herein, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of its directors or executive officers has effected any transaction in the Issuer's common stock during the past sixty days.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6 is hereby amended to add the following:

The description of the Merger Agreement and the Voting Agreement in Item 4 and Exhibits 1 and 2 are incorporated herein by reference.  The Reporting Persons are not participating in the purchase of the Issuer and if the Merger and the related transactions are consummated will receive the same per share consideration for their Shares as all other stockholders of the Issuer.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7 is hereby amended to add the following exhibits:

1.	Voting Agreement, dated as of October 22, 2009, by and among The Steak n Shake Company and The Lion Fund L.P.

CUSIP NO. 959542101

2.
Agreement and Plan of Merger, dated as of October 22, 2009, by and among Western Sizzlin Corporation, The Steak n Shake Company and Grill Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 23, 2009).

CUSIP NO. 959542101

  SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009	THE LION FUND L.P.

	By:	Biglari Capital Corp., General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI